                                                                    EXHIBIT 99.2

                       EXECUTIVE LONG-TERM INCENTIVE PLAN

1.0  ESTABLISHMENT

     1.01 The Executive Long-Term Incentive Plan is effective January 1, 1994. Thereafter, it will continue from year to year, until the Board amends or terminates it.

2.0  DEFINITIONS

     2.01 "Board" is the Board of Directors of Sprint Corporation.

     2.02 "Committee" is the Organization and Compensation Committee of the Board.

     2.03 "Company" is Sprint Corporation.

     2.04 "Participant" is a Senior Officer designated by the Committee to participate in the Plan.

     2.05 "Senior Officer" is an officer of the Company holding the office of Senior Vice President or higher.

3.0  PURPOSE

     3.01 The Plan is intended to further the Company's long-term objectives by offering competitive incentive compensation to Senior Officers who make substantive contributions to those objectives.

4.0  ADMINISTRATION

     4.01 The Committee will be responsible for the administration of the Plan. The Committee is authorized to interpret the Plan, to prescribe, amend, and rescind rules and regulations deemed advisable to protect the interests of the Company, and to make all other administrative determinations necessary. Any determination, interpretation or other action made or taken by the Committee pursuant to the Plan's provisions will be final for all purposes and upon all persons.

5.0  PERFORMANCE CYCLE

     5.01 A performance cycle, established by the Committee, consists of at least two (2) consecutive calendar years, over which period the Company's performance is to be measured.

6.0  PERFORMANCE CRITERIA

     6.01 Prior to the beginning of each Performance Cycle, the Committee will determine the factors to be used for measuring performance. Such Committee determinations may vary for different Performance Cycles.

7.0  ADJUSTMENTS

     7.01 In the event of a restructuring charge, a change in a method of accounting, or a charge or writedown related to asset impairments, the Committee shall make adjustments to reflect the impact of the change on the Plan features or measurement areas.

     7.02 In the event of a Corporate transaction, such as any merger, consolidation, distribution of stock or property, reorganization or partial or complete liquidation of the Company, the Committee shall make adjustments to reflect the impact of the Corporate transaction on the Plan features or measurement areas.

     7.03 At the Committee's discretion, the payout for a participant may be decreased or eliminated. In determining whether to exercise its discretion pursuant to this paragraph, the Committee shall consider, among the other factors it deems appropriate, the level of incentive awards payable under plans offered by the Company which are similar to the Plan established hereunder.

8.0  PARTICIPATION

     8.01 For each Performance Cycle, the Committee will determine which Senior Officers will participate in the Plan.

     8.02 Participation is limited to those positions (or individuals) approved by the Committee at the beginning of each performance period unless specified elsewhere in this Plan.

          Individuals may join or leave the Plan through transfer to a participating or non participating position throughout the Performance Cycle. In such cases, incentive opportunity and payouts will be prorated based on time served under the Plan. No employee will be eligible to receive a Plan payout without having served at least 24 months of the Performance Cycle. With Committee approval, individuals who have not served 24 months under this Plan but who have a total of 24 months under this Plan and/or any other Company or subsidiary long-term Plan during the cycle, may receive a prorated payout under this Plan.

9.0  PAYMENT

     9.01 The Committee will determine the incentive opportunity earned by each participant for any Performance Cycle.

     9.02 The incentive opportunity earned based upon the achievement of the performance criteria will be adjusted by the percent increase or decrease in the market price of Sprint Corporation common stock as occurs over the Performance Cycle.

     9.03 The Committee will certify that the performance criteria were met and approve the payment of each award made under the Plan. Payments will be made following the end of each Performance Cycle.

     9.04 Award payments will be made to the participants as soon as practicable following the end of each Performance Cycle after the Committee certifies that the performance criteria were met and gives approval for payment. Unless otherwise determined by the Committee, payment shall be in the form of Sprint common stock, less the cash amount necessary to pay any taxes due based on the then current tax law.

10.0 TERMINATION OF EMPLOYMENT

     10.01 If termination of employment occurs during a Performance Cycle by reason of death, disability (as determined under the company's long-term disability program), or normal retirement (as determined under the Company's retirement plan), the participant shall be entitled to prorated award based on Company performance as of the most recently completed fiscal year for any plan in which the participant has completed at least two thirds of the performance period. The Committee will determine the prorated award under the rules and regulations it establishes. The award will be paid when all other payments are made at the end of the cycle. If termination of employment occurs for reasons other than death, disability or normal retirement, all the participant's rights and interests under this Plan will be canceled and forfeited, unless determined otherwise by the Committee.

11.0 NON-TRANSFERABILITY

     11.01 A participant's rights and interests under the Plan may not be sold, pledged, assigned or transferred in any manner other than by will or by the laws of descent and distribution except as provided by the Plan or specified by the Committee.

12.0 TAX WITHHOLDING

     12.01 The Company shall have the right to deduct from all awards any taxes required by law to be withheld with respect to such awards.

13.0 CONTINUANCE OF EMPLOYMENT

     13.01 Nothing under this Plan nor any action taken because of the Plan will be construed as giving any employee any right to be retained in the Company's employ.

14.0 AMENDMENT AND TERMINATION

     14.01 The Board, at any time, may terminate, and at any time, and in any respect, may amend or modify, the Plan.

15.0 LEGAL REQUIREMENTS

     15.01 The designation of participation and any opportunity in the Plan, together with the award of the Plan payout will be subject to all applicable federal, state and local laws, rules and regulations.

     15.02 The Plan, and all related provisions, shall be construed in accordance with and governed by the laws of the State of Kansas.

                                  SCHEDULE II
                          INTERNATIONAL UNDERWRITERS
                          --------------------------


                                                  NUMBER OF
                                                INTERNATIONAL
                                                    SHARES
UNDERWRITER                                    TO BE PURCHASED
- -----------                                    ---------------
Morgan Stanley & Co. International
 Limited
Donaldson, Lufkin & Jenrette
 Securities Corporation
[ABN AMRO Bank N.V.
Credit Lyonnais Securities
Deutsche Bank Aktiengesellschaft]




                                                   -------
        Total................................      770,000